           THE TOTAL NUMBER OF PAGES CONTAINED IN THIS DOCUMENT IS 7



                                   FORM 6-K
                                   --------


                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549


                           Report of Foreign Issuer

                   Pursuant to Rule 13a-16 or 15d-16 of the
                        Securities Exchange Act of 1934

                        For the month of November 1999


                  NIPPON TELEGRAPH AND TELEPHONE CORPORATION
                (Translation of registrant's name into English)


                             3-1, OTEMACHI 2-CHOME
                       CHIYODA-KU, TOKYO 100-8116 JAPAN
                   (Address of principal executive offices)


     Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

                     Form 20-F   X              Form 40-F
                               -----

         Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                      Yes                       No    X
                            -----                   -----

     If "Yes" is marked, indicate below the file number assigned to the
registrant in connection with Rule 12g3-2(b): 82-               .
                                                 ---------------

NOTICE OF ADOPTION OF MID-TERM RESTRUCTURING PLAN FOR FISCAL YEARS 2000 to 2002:

     On November 17, 1999, the registrant issued a press release in which it announced that it had adopted the three-year mid-term restructuring plan (the "Plan") for the fiscal years 2000 to 2002, which comprises, over the term of such Plan, (a)a reduction in the number of employees by approximately 21,000 (i.e., 10,000 by NTT East and 11,000 by NTT West), (b)a reduction in capital investment by approximately (Yen)900 billion (i.e., (Yen)450 billion by each of NTT East and NTT West), and (c)a reduction in other expenses by approximately
(Yen)100 billion (i.e., in excess of (Yen)30 billion by NTT East and in excess of (Yen)65 billion by NTT West).

     Attached is a copy of the press release dated November 17, 1999 pertaining to the adoption of the Plan in connection with the registrant's operations for the fiscal years 2000 to 2002. The financial and numerical information included in the press release was prepared on the basis of accounting principles generally accepted in Japan and, accordingly, will not be directly comparable to the financial and numerical information included in the registrant's Annual Reports on Form 20-F, which information is prepared on the basis of accounting principles generally accepted in the United States.

     The Plan contained in the attachment includes forward-looking information which is based on the assumptions made by the registrant's management in light of the information currently available to them. Such assumptions involve risks and uncertainties, including increased competition, price reductions and changes in government regulations, which may cause actual results to be materially different from the information included in the Plan. Therefore, the registrant desires to qualify for the "safe harbor" provisions of the Private Securities Litigation Reform Act of 1995.

                                   SIGNATURE

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                          NIPPON TELEGRAPH AND TELEPHONE
                                            CORPORATION



                                          By  /s/ KAZUTO TSUBOUCHI
                                              --------------------
                                              Name:  Kazuto Tsubouchi
                                              Title: Senior Manager
                                                     Investor Relations Group
                                                     Department IV


Date:  November 17, 1999

                                                               November 17, 1999

                                                                       N   T  T
                                                                       NTT East
                                                                       NTT West

                          Mid-term Restructuring Plan

     To develop into a "Global Information-Sharing Corporate Group", while continuing to respond to customer demand for fee reductions, the NTT Group aims to achieve further growth in the rapidly changing telecommunications market by restructuring, including the reallocation of human resources.

     NTT's two regional companies, NTT East and NTT West, have drafted the three-year Mid-term Restructuring Plan to go into effect from FY 2000. The details are outlined below.

1. Reduction in the number of employees
- ---------------------------------------

     NTT East and NTT West will reduce the number of employees by about 21,000 by the end of FY 2002.

- --------------------------------------------------------------------------------
                    Number of           Number of
                    Employees           Employees              Reduction
                   (7/1/1999)          (3/31/2003)
================================================================================
NTT East              60,000          about 50,000           about 10,000
- --------------------------------------------------------------------------------
NTT West              68,000          about 57,000           about 11,000
- --------------------------------------------------------------------------------
Total                128,000         about 107,000           about 21,000
- --------------------------------------------------------------------------------

[Measures]

- --------------------------------------------------------------------------------
 . Raise operating efficiency
 ----------------------------
     NTT East and NTT West intend to merge or close a considerable number of offices (see attachment), reduce the number of administrative staff members, and transfer employees to urban areas where the market is more attractive.

 . Reallocate human resources
 ----------------------------
     NTT East and NTT West intend to transfer about 4,000 personnel to affiliated companies which need greater human resources to expand their business. NTT group companies also intend to restrain hiring (NTT East and NTT West do not intend to hire new employees for 2 years of FY 2001 and
     2002).
- --------------------------------------------------------------------------------

2. Reduction in capital investment
- ----------------------------------

     NTT East and NTT West intend to cut their aggregate capital investment by about (Yen)900 billion for a period of three years (FY 2000 - 2002).

                                                       (Billions of yen)
- --------------------------------------------------------------------------------
                                                        Total Reduction
                      1999             2000-2002         (Accumulated
                                   (Annual Average)       2000-2002)
================================================================================
NTT East                650            about 500          about 450
- --------------------------------------------------------------------------------
NTT West                650            about 500          about 450
- --------------------------------------------------------------------------------
  Total               1,300          about 1,000          about 900
- --------------------------------------------------------------------------------

[Measures]

- --------------------------------------------------------------------------------

 . Reduce procurement and construction costs
 -------------------------------------------

 . Make demand-based and efficiency-enhancing capital investment
 ---------------------------------------------------------------

- --------------------------------------------------------------------------------

3. Others
- ---------

  (1) Cost reduction

       NTT East and NTT West intend to cut other expenses by approximately
       (Yen)100 billion (NTT East: in excess of (Yen)30 billion and NTT West: in excess of (Yen)65 billion) by FY 2002.

[Measures]

- --------------------------------------------------------------------------------

 . Cut overall expenses
 ----------------------

 . Reduce transaction fee within the NTT Group
 ---------------------------------------------

     All NTT Group companies intend to improve efficiency and find new markets outside the NTT Group.
- --------------------------------------------------------------------------------

(2) Expansion of the merit system

     NTT is discussing expanding its merit-based system for promotion and pay to place more emphasis on employee performance and contribution and to enable NTT group companies to respond more flexibly to changes in the business environment.

4. Financial benefits
- ---------------------

     These programs are expected to save NTT about (Yen)350 billion in total ((Yen)160 billion at NTT East and (Yen)190 billion at NTT West).*

     * As a result of these measures, recurring profits for FY2002, not including the effect of any governmental policy changes in charges (Long-Run Incremental Cost methodology, price caps), are estimated, on a preliminary basis, at about (Yen)100 billion for NTT East and about
      (Yen)30 billion for NTT West.

          This forecast is based on management's assumptions in light of the information currently available to them. The assumptions involve risks and uncertainties which may cause actual results to be materially different from the forecast. Potential risks and uncertainties include increased competition, price reductions and changes in government regulations.

For further information, please contact:


Kenya Nakatsuka
Press Relations
Nippon Telegraph and Telephone Corporation
Telephone: 03-5205-5550
E-mail: info@ml.hco.ntt.co.jp

(attachment)

               Efficiency-Raising Measures (NTT East and NTT West)
               ---------------------------------------------------

- ------------------------------------------------------------------------------------------------------------------------------------
                                                  NTT East                                          NTT West
                             -------------------------------------------------------------------------------------------------------
                                 Number of Offices        Number of Offices        Number of Offices        Number of Offices
                                  (May 31, 1999)             (Projected)            (May 31, 1999)             (Projected)
- ------------------------------------------------------------------------------------------------------------------------------------
       Sales                            230                   about 100                   279                   about 100
- ------------------------------------------------------                         ------------------------
 Customer Service                       335                                               308
- ------------------------------------------------------------------------------------------------------------------------------------
        116                             77                     about 40                   74                     about 35
 (Installation &
Telephone Service)
- ------------------------------------------------------------------------------------------------------------------------------------
  Fee Collection                        73                     about 30                   80                     about 30
- ------------------------------------------------------------------------------------------------------------------------------------
        113                        23 (24 hours)         about 10 (24 hours)         34 (24 hours)          about 5 (24 hours)
(Telephone Repairs)              (34 daytime only)     (about 20 daytime only)      (7 daytime only)      (about 25 daytime only)
- ------------------------------------------------------------------------------------------------------------------------------------